BIT DIGITAL INC.

33 Irving Place

New York, New York 10003

April 4, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St NW

Washington, D.C. 20549

Attn: William Schroeder

Re:	Bit Digital, Inc. Form 20-F Filed April 15, 2022 Form 6-K Filed August 30, 2022 / File No. 001-38421

Ladies and Gentlemen:

Bit Digital Inc. (the “Company”) is responding to the Staff’s Comment Letter dated February 22, 2023 regarding its Form 20-F and Form 6-K. Set forth below are the Company’s responses, in the same order as contained in the Comment Letter, which we have repeated below for reference.

Form 6-K Filed December 7, 2022

Exhibit 99.1 Bit Digital press release dated December 7, 2022

Consolidated Statements of Cash Flows, page 22

1.	We note you present the purchase of digital assets (USDC) as an investing activity. Please tell us how you considered the guidance in ASC 230 in determining to present this activity as an investing activity.

In response to the Staff’s comment, we will revise future filings to present purchase of digital assets (USDC) as operating activities since the Company purchased and held USDC for operational purposes.

6. Property and Equipment, Net, page 31

2.	We note your disclosure that you can no longer use any of your ETH miners to mine ETH. Please tell how you determined the carrying amount of your ETH miners was recoverable at September 30, 2022 and no impairment was required. Specifically tell us how you considered the guidance in ASC 360.

As indicated in our response filed on October 26, 2022 to comment 8 in the SEC Staff’s Comment Letter dated September 22, 2022, we are unable to provide an estimate of revenue generation from these ETH miners. While we suspect the Merge has devalued these miners, due to the uncertainty of revenue generation from these miners, we cannot determine whether impairment has occurred. At the time of filing our third quarter of 2022 financial results on December 7, 2022, we had not decided how to use the ETH miners in the future.

In the fourth quarter of 2022, the Company planned to use these ETH miners to mine ETH classic when it’s economical for us to turn on these miners. Pursuant to ASC 360, there are 2 steps needed to recognize impairment loss. Under Step 1 - recoverability test, the undiscounted expected future cash flows from an asset group are compared to the asset group’s carrying amount. If the carrying amount exceeds the undiscounted estimated future cash flows, the entity is required to perform Step 2 - measurement of an impairment loss, fair Value of the asset group is compared to the carrying amount of the asset group in order to derive an impairment loss. The Company performed the impairment testing in the fourth quarter of 2022 and recognized an impairment loss of $3,669,555.13 for the ETH miners in the consolidated financial statements for the year ended December 31, 2022.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 4, 2023

Form 20-F Filed April 15, 2022

Hosting Agreements, page 50

3.	Please refer to comments 3 and 5. To the extent that profit-sharing, variable performance fees or any other similar costs paid to hosting facilities are significant individually or in total, please revise future filings to quantify the amounts and provide additional disclosure regarding how the costs are determined to allow an investor to more clearly understand underlying trends and variability in your cost of revenue.

In response to the Staff’s comment, the Company will quantify the main components of cost of revenue, including electricity costs, profit-sharing fees/variable performance fees and/or other relevant costs paid to our hosting facilities in future filings. See our response to comment #5 below for the detailed breakdown of cost of revenue in 2020, 2021 and 2022.

4.	Please refer to comments 4 and 6. Please revise your summary of significant accounting policies in future filings to clarify, if true, that all costs related to hosting agreements are presented in cost of revenue.

In response to the Staff’s comment, the Company will revise to clarify that all costs related to hosting agreements are presented as cost of revenue in Note 2 – Summary of Significant Accounting Policies to the consolidated financial statements in future filings.

Cost of Revenue, page 74

5.	Please refer to comment 9. We note the significant variability in cost of revenue during 2022, 2021 and 2020. In order to provide the information that is necessary for an investor to understand your results of operations, please tell us and revise future filings to quantify the main components of cost of revenue for each period presented and discuss the underlying drivers in the variability of the these costs of revenue and related trends. Refer to Items 5.A and 5.D of Form 20-F.

In response to the Staff’s comment, the Company will revise future filings to disclose a breakdown of the main components of cost of revenue, including electricity costs, profit-sharing fees and/or other relevant costs for the applicable periods. Additionally, the Company will discuss the underlying drivers in the variability of these cost of revenues and related trends substantially in the same form as follows:

	For the Years Ended December 31,
	2022	2021	2020
Electricity costs	$15,113,046	$24,790,688	$14,104,628
Profit-sharing fees	4,027,597	5,669,700	-
Others	1,233,990	279,388	-
Total	$20,374,633	$30,739,776	$14,104,628

Electricity costs. These expenses were incurred by mining facilities for the miners in operation and were closely correlated with the number of deployed miners.

In 2022, electricity costs decreased by $9.7 million, or 39%, compared to 2021. The decline primarily resulted from a reduced number of deployed miners due to i) the sale or disposal of certain miners before relocating from Hong Kong to North America, and ii) partial offline status of miners in two facilities because of previously announced power cut-off incidents.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 4, 2023

In 2021, electricity costs increased by $10.7 million, or 76%, compared to 2020. Although the Company had launched its bitcoin mining operations in February 2020, the number of miners deployed in the first half of that year was considerably lower than in the second half. However, throughout 2021, the Company deployed more miners resulting in a higher hash rate, which, in turn, demanded greater electricity usage, thereby contributing to the surge in electricity costs.

Profit-sharing fees. In 2021, we entered into hosting agreements with certain mining facilities, which included performance fees calculated as a fixed percentage of net profit generated by the miners. We refer to these fee as profit-sharing fees.

In 2022, profit-sharing fees decreased by $1.6 million, or 29%, compared to 2021. This reduction was primarily due to a decrease in the number of digital assets generated and the comparatively lower average price of bitcoin during 2022.

Item 15. Controls and Procedures, page 102

6.	We note your response to comment 12 and re-issue the comment in part. Please tell us and revise future filings to discuss the estimated time remaining to complete each remediation action disclosed. Please also confirm that you will include the information provided in your prior response in future filings.

In the first quarter of 2023, our Company has taken significant steps towards improving our internal control over financial reporting (ICFR) with the hiring of an experienced consultant. The consultant will be working closely with our management team to address any issues with the design, implementation, and documentation of our ICFR.

To further enhance our efforts, we have engaged a well-established advisory firm in partnership with our ICFR consultant. Together, they will provide independent reviews of our ICFR and offer valuable insights to assist with remediation.

Additionally, our Company has also hired an IT consultant to assist with remediation efforts around ITGCs.

This project will begin in April and will continue throughout the year.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 4, 2023

Digital Assets, page F-10

7.	Please refer to comment 18. It appears that your pre January 1, 2022 policy to measure impairment based on the prices of digital assets on the reporting date is not consistent with the guidance in ASC 350. Please tell us how you considered if your misapplication of this accounting policy was an error, if the error was material to your financial statements prior to January 1, 2022 considering the guidance in SAB Topic 1M, and whether financial statement restatements and an amendment to your Form 20-F were warranted. Please ensure your provided materiality analysis includes both quantitative and qualitative considerations.

The Company recently determined that its method of calculating impairment using prices of digital assets on the reporting date prior to January 1, 2022 and on a daily basis using a standard cutoff time in 2022 were not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired.

After conducting a preliminary analysis, we have concluded that the Company needs to restate its impairment loss in compliance with the guidelines outlined in SAB Topic 1M. After consultation with our auditor, we have determined that the most appropriate course of action is to disclose the restated impairment loss in our upcoming 2022 annual financial statements on Form 20-F, accompanied by an audit report, as we anticipate their release to be imminent. This approach will enable us to make the required disclosure without any delay. Rather than filing separate restatements for the previous periods, we will include the restated impairment loss based on the intraday low price for 2020, 2021, and 2022 in our 20-F filing for the year 2022, which will be submitted at a later date.

Digital asset mining, page F-12

8.	Please refer to comments 1 and 21. We note that you generated revenue from several pool operators during 2021 and 2020, including Huobi, Poolin, and Antpool. Please quantify for us the amount of mining pool fees charged to you during each period and tell us the nature of those fees. Also, please tell us how you presented these fees in your income statement, detail the accounting guidance you considered in making your determination and revise future filings to disclose your policy.

As indicated in responses to comments #1 and #21 in our response letter dated November 28, 2022, Foundry has not charged the Company a fee for its services due to the fact of the Company being an early strategic customer of Foundry and in view of competition. In addition, Huobi, Poolin and Antpool did not charge the Company a fee for its services either.

We will disclose in future filings the fact that “Our former pool operators didn’t charge mining pool fees. Our current pool operator, Foundry, has orally advised the Company it has no present intention to charge fees to the Pool participants, it may do so in the future.”. The Company will remove the statement “Fees are paid to the mining pool operator to cover the costs of maintaining the pool. While we do not pay pool fees directly, pool fees are deducted from amounts we may otherwise earn,” in our future filings.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 4, 2023

9.	We note your disclosure that the fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt, which is not materially different than the fair value at contract inception. Please tell us all the facts and circumstances and the relevant accounting guidance you considered in determining each “contract inception” including explaining when and how often the criteria in paragraph ASC 606-10-25-1 is met to have a new contract. Also, explain the typical amount of time between “contract inception” and the time of receipt and how you determined that the fair value between these two times was not materially different. Lastly, please clarify if you recognize revenue when you receive confirmation of the consideration you will receive or when you actually receive it and explain the typical amount of time between these two times. Please revise future filings as necessary to ensure your accounting policies are clear related to these areas.

The Company provides its response in three parts below:

1) Please tell us all the facts and circumstances and the relevant accounting guidance you considered in determining each “contract inception” including explaining when and how often the criteria in paragraph ASC 606-10-25-1 is met to have a new contract.

We entered into a mining pool contract with Foundry, providing computing power to the mining pool. The contract is terminable at any time by either party with no termination penalty. Our enforceable right to compensation begins when, and lasts for as long as, we provide computing power to the mining pool operator; our performance obligation extends over the contract term given our continuous provision of computing power. This period of time corresponds with the period of service for which the mining pool operator determines compensation due to us. Given cancellation terms of the contract, and our customary business practice, the contract effectively provides the option to renew for successive contract terms daily. The options to renew are not material rights because they are offered at the standalone selling price of computing power. KPMG’s Revenue Recognition Handbook provides the following guidance on Step 1: Identify the contract(s) with a customer, Period-to-period contracts (with or without stated terms) may be referred to as evergreen contracts. In a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the inception of each contract is determined to be daily.

In addition, we have assessed the contract with Foundry in accordance with ASC606-10-25-1 below:

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

We and Foundry have signed and approved the mining pool service agreement and were committed to perform our respective obligations.

b.	The entity can identify each party’s rights.

The provision of computing power in accordance with the mining pool operator’s terms of service is the only performance obligation in the Company’s contract with the mining pool operator. In exchange for providing computing power pursuant to Foundry’s terms of service, the Company is entitled to noncash consideration in the form of bitcoin.

c.	The entity can identify the payment terms.

The Company receives considerations from the pool operator once performance obligations is fulfilled.

The Company’s noncash consideration is based on the computing power the Company contributed to the mining pool operator solving the current algorithm on the bitcoin blockchain.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 4, 2023

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

The contract enables the Company to provide computing power to the pool operator and receive bitcoin in return. Bitcoin subsequently can be exchange for fiat currency.

e.	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Foundry is a subsidiary of cryptocurrency conglomerate, Digital Currency Group. By assessing Foundry’s ability and intent to pay as considerations become due, the Company determined that it’s probable we will collect substantially all of the considerations.

2) Also, explain the typical amount of time between “contract inception” and the time of receipt and how you determined that the fair value between these two times was not materially different.

The transaction consideration the Company receives, if any, is noncash consideration in the form of Bitcoin. In accordance with ASC 606-10-32-21, To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met), noncash revenue should be estimated and recognized based on the spot price of Bitcoin on CoinMarketCap at the inception of each contract, which is determined to be daily.

The Company usually receives the deposit of bitcoin 9 hours later on the following day. However, as a practical matter, the closing bitcoin price on the day of receipt was used for revenue recognition in 2021. Thus, the typical amount of time between “contract inception” and the “time of receipt” is 48 hours. We analyzed the “open price” and “close price” in the following day in 2021 published on CoinMarketCap, the average difference is 0.4%. Thus, the Company determined that the fair value between these two times was not materially different.

3) Lastly, please clarify if you recognize revenue when you receive confirmation of the consideration you will receive or when you actually receive it and explain the typical amount of time between these two times.

In practice, the Company uses its accounting convention to recognize revenue when the Company actually receives the consideration in the form of bitcoin. Confirmation of the consideration and receipt of consideration occur on the same day. The typical amount of time between these two times is 8 hours. As mentioned previously, the Company earns the reward daily once the performance obligations are fulfilled even when the performance obligation extends over the contract term given the Company’s continuous provision of hashrate.

Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, the Company should recognize the revenue on the same day when the performance obligations is fulfilled. In practice, the revenue was recognized in the following day using the daily closing price when the bitcoin reward is deposited into our wallet. The Company recalculated 99.3% of the total revenue earned in 2021 based on the fair value at the inception of contract. The recalculated result shows a difference of $520,408.70 which represents approximately 0.5% of to the total revenue of $96,078,570.00 reported for the year. Thus, the Company discloses that the transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 4, 2023

General

10.	Please refer to comment 2. Please confirm that you will include the information provided in your responses in future filings.

In response to the Staff’s comment, the Company include information provided in our responses in future filings.

Please do not hesitate to contact the undersigned at (347) 328-3680 or erkeh@bit-digital.com.

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang, Chief Financial Officer